Bill Jabs

- RimRiser Advisor & Board Member & Chairman of the board
- Personal advisor to Aaron

Previous companies:
- 2018-Present: Managing Member of Starr Manufacturing, LLC.
- 1986-2006: Founder WH Pacific Engineering Sold WH Pacific then bought it out of bankruptcy rebuilt the company and sold it a second time. WH still operates today in six states
- 1995-2005: Founder President and Chairman of Stormwater Management Sold to Contech for $77M 19X return to investors

Bill is a retired civil engineer and graduated Oregon State University in 1969